Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Tom Rutledge’s remarks at the Guggenheim TMT Conference on June, 17, 2015.

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EDITED TRANSCRIPT
CHTR - Charter Communications Inc at Guggenheim TMT Conference

EVENT DATE/TIME: JUNE 17, 2015 / 05:00PM GMT

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

CORPORATE PARTICIPANTS
Tom Rutledge Charter Communications, Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS
Alan Schwartz Guggenheim Partners - Executive Chairman

PRESENTATION

Alan Schwartz - Guggenheim Partners - Executive Chairman

Today we have Tom Rutledge, and very, very thankful that Tom would join us today. He's a good friend for a long time, and one of the great executives in the media business. I'm going to jump in and we may get some time to open it up to some others, Tom.

Starting out, I know that there's been nothing going on in the last year or two; been a kind of quiet period. But now after the Comcast acquisition at TWC was not approved, obviously Charter has made their deal. And so the obvious question hanging over the room is, is there any reason why this deal will not be approved?

And by the way, we had Julius Genachowski here yesterday, and he talked about some of the things; and I asked him -- I think I'll start it this way with you. I wouldn't ask you exactly what you'll do or why, because I don't think that would be the right thing. But I asked Julius -- made the point that Wheeler has come out and said that their standard is not just does a merger get in the way of public interest, but you have to prove that a merger advances the public interest, which I think is a pretty odd standard for mergers, but we won't challenge that today.

There are things I believe -- so as you look at just the likelihood, without being in the prediction business, one, of the differences between this deal and the previous deal, and the things that you believe you can demonstrate that Charter/Time Warner Cable will be able to do that are in the public interest.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Sure. I agree with Julius on that comment, that that's what the FCC has said. And we do think we do advance the public interest with the deal that we're doing. And we certainly considered that as we evaluated what the risks to the transaction were. And, look, we're not a vertically integrated company, so we have no programming. And as a result of that, we are open to the way the world is going to evolve from a programming perspective.

And we can improve the business by having another scale operator in the business, but we'll still be smaller than Comcast is today with this transaction, and still smaller than Verizon and still smaller than AT&T; and from a subscriber comp perspective, about the same size as T-Mo and Sprint. So, relatively reasonably sized company. And if you look at it from a broadband perspective, we -- and you look at the advanced broadband that has been bandying about -- although the FCC or the DOJ never said that's a market; but even if you call it a market, our share of it is less than 30%. And we believe we are in the ISP market and in the MVPD market and telephone market.

But even if you look at it very narrowly, our scale isn't that big. But from a positive perspective, it's another place where innovators can innovate, programmers and vendors can come, and it's a very different industry with us doing this deal than the last deal would have been. The last deal would have created a very large cable company, a lot of small cable companies. And even Charter's piece of it, while we like that deal, it would have been relatively small, and our scale in the industry would have remained small.

And now there's a place -- more than one place for development to occur, and I think that's a positive social thing. We sell broadband. Our minimum speed that we sell anywhere is 60 megabits, and we don't have caps. And so we have created an environment where over-the-top television can work and work well, and without difficulty. So, over-the-top providers can reach their customers through us without concern. And we've demonstrated that by our actions in the marketplace.

We continue to expand our Wi-Fi footprint and interoperate that with other companies so that the facilities-based wireless infrastructure, broadband infrastructure that we're building, is expanding as a result of this transaction. We're also expanding the fiber-optic infrastructure that we're going to build in front of commercial spaces. Historically, cable television footprint -- the footprint of the cable television industry was based on where the residential homes past were. And there are a lot of parts of big cable companies that don't reach the commercial pieces of the marketplace.

And so, you have a fairly uncompetitive commercial marketplace, especially in the middle space. And we're going to bring new facilities-based competition to that part of the market.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Alan Schwartz - Guggenheim Partners - Executive Chairman

So you just hit on a couple of great areas, so let's just drill down on them a little bit, if we could. So, point number one, though, when -- in terms of the public interest, we you presented to investors on the combination, you outlined what some of the savings were. And by the way, some of those savings are just contractual on programming, et cetera, so there's that part. But you also I think went out of your way to say, but yes, there are a lot of benefits of the combination, but first we're going to have to invest.

And so, from a public interest point of view, the fact that the new operator thinks that there is required more investment as opposed to less when taking something over, do you want to touch on that? Where the investments (multiple speakers).

Tom Rutledge - Charter Communications, Inc. - President and CEO

It's true. If you look at Charter's history, we -- over the last three years while I've been involved -- we did invest; we went all digital. As a result of going all-digital we cleared up spectrum and invested in high-speed date. So we ended up with a product that went from 50 channels of high definition television to over 200 channels of high definition television, and two-way interactivity on every TV outlet that we serve. And we then took our minimum data speeds up from 10 megabits to 60. And we took our voice product and made it actually cheaper but more fully provisioned, meaning every feature you could imagine, and telephony was put into the core product.

And we put all that together in a compelling package and began to grow our business. But in order to get there, we had to reengineer the plant, so speak. And we need to do that in this acquisition going forward and invest in it so that the full benefits of it can be realized. And that's a public interest.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Public interest, and it's definable because you've told investors are going to do it as opposed to one-to-one. And then something that I think gets not looked at very much at all -- forgetting public interest for a sec, although I think it is in the public interest -- but it's also overlooked I think as a business opportunity. And that is you mentioned fiber optic, and in there you said middle market. So the small to medium business community, and there's all the talk in this country about the growth in jobs comes from smaller to middle market companies.

Could you talk about -- I think that people today, when they look at cable, they look at basically the video bundle and consumers of that or triple-play, but it's mostly residential. I don't think there's much focus anymore on the commercial side of that. So could you just talk about where you see the opportunity in this new combined company?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes. Just from a commercial perspective, in Charter, in the current Charter footprint, which is about one-quarter of the new footprint, we have a $10.5 billion telecom spend in the business universe. And Charter has less than 10% penetration against that spend. So, there's a tremendous opportunity to create new products by building out plant, investing in the business, and actually bringing competition into a space that isn't highly competitive. If you put that against the bigger base, it's a $40 billion spend, assuming the same proportions.

Alan Schwartz - Guggenheim Partners - Executive Chairman

And that is one business that Time Warner Cable had some assets, too.

Tom Rutledge - Charter Communications, Inc. - President and CEO

They do, and they have about a $3 billion business today. So from a scale perspective, the two companies combined would have around -- a little less than 10% of the --.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Alan Schwartz - Guggenheim Partners - Executive Chairman

And just as you look at that market -- so that market that you have a small percentage of -- how you see the competitive offerings? And what can you bring to the table that should allow you to at least profitably expand your market share?

Tom Rutledge - Charter Communications, Inc. - President and CEO

We can bring new facilities, for one, with high-speed capabilities that exceed what is currently serving that customer base; and, therefore, both create new products and replicate existing products at lower cost. And there's a cost opportunity (multiple speakers).

Alan Schwartz - Guggenheim Partners - Executive Chairman

Can you afford to bring those new facilities to those markets because it's part of your footprint that includes residential and helps to serve that?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, you have to build it out, and it does cost money, and it is capital intensive. And we've been doing it on a one-to-one customer basis over the last few years, which is how we got to the kinds of penetrations we have. But we can do it more speculatively going forward because we're confident that we can grow the customer base.

Alan Schwartz - Guggenheim Partners - Executive Chairman

And then you also mentioned Wi-Fi, which I think is another subject that we should expand on. And we talked about this yesterday. Besides Julius, there was a guy here -- I'm not sure you know him -- Jim Dolan?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes.

Alan Schwartz - Guggenheim Partners - Executive Chairman

(laughter) So we talked about the Wi-Fi buildout with Jim, which you started at Cablevision.

Tom Rutledge - Charter Communications, Inc. - President and CEO

That's right.

Alan Schwartz - Guggenheim Partners - Executive Chairman

And I think the world keeps changing. So if we go back for a second and you think about -- triple-play, I think, caught the world by surprise a little bit. People were seeing what you were upgrading the network for, but not seeing then what it could bring to the wired telephony business. But then people used to talk about quadruple-play. But wireless was a hard business to bring to a local footprint.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

But as devices are being used differently -- going from being totally mobile and mostly for communications and voice, and start to become more fixed and downloading and data, et cetera -- is there an opportunity, besides improving your product for the consumer, is this now an opportunity? Because when you look at total dollars that people are going to spend for all of this, where triple-play was a benefit because you could get dollars that used to go somewhere else.

Now, as people look at their data plans and start to think, wait a minute, if I could get it free or as part of my data plan here, is there an opportunity for you? Is this like a triple-play alternative where you can pick up market share from somebody else that's providing it a different way?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes. Look, the strategy at Cablevision, and it has evolved since I left, was to create a product enhancement to the wireline data product that would make consumers understand that value in a deeper way and therefore perceive it to be worth more, which is ultimately what you are trying to create. You are trying to create a customer relationship and continuity in that relationship through time. And that relationship is a function of all the values you bring in the product now.

People look at these as individual businesses, but it's really about a customer relationship, so it's an enhancement to the overall value proposition. And if you can save money on your wireless bill, or you can have a better circumstance, meaning faster speed when you are in a restaurant or when you're in a public place, or in any sedentary environment -- which is the environment, by the way, in which massive amounts of data are consumed. If you think about video, you don't watch video in a car. You might still have a mobile conversation, but it's interesting if you look at the telephony business.

We've been creating lots of customer relationships which include telephony. But telephony minutes keep going down dramatically, because people are using data services, and text and email and other kinds of -- and social media for messaging, which isn't as in real time as cellular kind of connectivity or voice connectivity is. And if you think about the way people are really using their smartphones, the bulk of the data on them today is coming from wireline providers -- cable companies, in many cases -- and particularly Cablevision; and hopefully in the future, Charter. So it adds a lot of value to the consumer to have that capability.

Now, they've expanded into a cellular kind of phone that uses Wi-Fi, but if you -- and it has a niche opportunity. And how they go and evolve going forward, I'm not sure, but I think there are ways to evolve. But the core of the strategy is really about making the data service more valuable.

Alan Schwartz - Guggenheim Partners - Executive Chairman

And also -- and you and I have talked about this in the past -- you might talk about the geography of where people use their devices. You used to think about mobile; you're going all around the country; maybe could you go around the world. But as people become more downloading and this stuff, how do you think about where geographically people use their devices?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, it's an interesting way -- there's a different way of thinking about it. So, it's bits per place. And if you think about bits per place, it's in the office and it's in the home. That's where all the consumption is, in pure usage of bits, because that's where people are watching content.

Alan Schwartz - Guggenheim Partners - Executive Chairman

And that's where you already are.

Tom Rutledge - Charter Communications, Inc. - President and CEO

And that's where we are, and that's where our Wi-Fi is.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Right.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

Now, that's extensible into other businesses, but it's a great value add.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Okay. So let's talk about other value add. One of the -- I guess, over time, the impediments to continuing to upgrade the consumer experience was the set-top box. You'd have the old one; it hadn't been paid for yet; do you put new ones in? So, do you want to talk about what you see happening in your footprint with set-top boxes, and the impact that has on your business?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right. Going forward, the capital intensity in the acquisitions that we're making is going to be less than it was in Charter, for two reasons. The first reason is Charter was in a different state than what we are acquiring. Charter was neglected and went bankrupt. And we had to work out all of the deferred spending that had occurred in Charter in order to get moving. So we walked out the plant and -- literally all 200,000 miles -- and put a list together of all the things that hadn't been done, and did them.

The other thing -- you mentioned employment before. But we really believe service is a key element to the business, and we believe the quality of service matters in the customer relationship, and that quality can save you money. And so we are believers in hiring people to work for us and not sending calls offshore; hiring actual employees, and training and investing in them as opposed to contractors. And in order to do that -- like, for instance, in the last three years Charter has hired 7,000 people, net. And if you think about Time Warner/Bright House, in the same ratio, will have to hire 20,000 people, at least, going forward -- and still take cost out of the business.

And the way we do that is by improving the quality of each transaction we do, improving the service and the reliability of the plant, and improving the call itself and how many have to occur for a successful transaction. You actually reduce the overall number of transactions, you extend the life of a customer. And just extending the life of a customer --.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Just to reduce churn is a huge -- yes.

Tom Rutledge - Charter Communications, Inc. - President and CEO

It's another way of saying reduce churn. But it's about saying I've got X amount of customers and I've got X amount of revenue per customer. If I have that with a lower churn rate, it means I have a lower cost rate. Or said another way, if my customers are more satisfied and they have longer average lives, I have a lower cost rate. Well, how do you get that? You get it through quality, craftsmanship in the work you do.

Alan Schwartz - Guggenheim Partners - Executive Chairman

But are some things coming together? Because you started this with the set-top box, and said the quality -- and (multiple speakers). Is it true that as more of what you can do --?

Tom Rutledge - Charter Communications, Inc. - President and CEO

I just answer the questions I want to answer.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Alan Schwartz - Guggenheim Partners - Executive Chairman

Yes, I know. (laughter) But I want to pull it back together.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Sorry.

Alan Schwartz - Guggenheim Partners - Executive Chairman

No, it's fine, because I think it's actually, totally related. And that's where I wanted to go is to say that is this upgrade of the experience -- the ability to actually reduce expense -- this is big thing in cable. If you can improve quality at a reduced expense, it is partially because the nature of how somebody can interact with the customer is much more over-the-air or electronic, and do things --

Tom Rutledge - Charter Communications, Inc. - President and CEO

As opposed to physical. That's right.

Alan Schwartz - Guggenheim Partners - Executive Chairman

-- as opposed to having to show up. So can we talk about that a little bit?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes. The inherent problem in all of cable, and always has been, is that you have to schedule a job with a person who doesn't really want you to come to their house. And you have to do work of an indeterminate length of time and get to the next job on time. And that's inherently difficult. And all businesses that do it -- plumbers, contractors -- everybody can't stand them, because it's a difficult transaction to manage. So the more you can take that out of the business, the higher the satisfaction goes, just inherently.

So, set-top boxes. We want to put advanced user interfaces in all of our customers' homes; and not just in their homes, but on every outlet that they have a TV connected to, and every device that they have that they could watch video on. So we designed, with ActiveVideo and other vendors, a cloud-based user interface that we can roll out that's backward-compatible to all the existing set-top boxes we've already deployed, meaning we can be state-of-the-art without a physical transaction. We've made the box a thin client.

And we've also -- we went to the FCC a couple of years ago, got a waiver, and created a downloadable -- an open source downloadable security system that is secure. Now, we can buy boxes from any vendor. We're not linked to a security system that Cisco or ARRIS -- actually, they were created by Scientific Atlanta and Motorola -- we're not linked to those in terms of who we need to do business with. And the modern inheritors of those businesses have recognized that; worked with us; so we've created this open system that allows us to buy boxes from anywhere.

And as a result of that, we get world pricing, as opposed to captured pricing to an operating system. And we can interoperate boxes from one place to another. Historically, if in Cincinnati you bought Cisco boxes, and in Memphis you bought Motorola, you couldn't move boxes from one market to the other. So there was a lot of --

Alan Schwartz - Guggenheim Partners - Executive Chairman

That's inventory problem right there.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

-- inventory problems and cost problems with managing box inventory. So, it gets us to a place where we can be much more efficient with consumers, actually have lower cost CPE going forward, be backward-compatible and state-of-the-art without physical transactions going forward. And you take capital costs out of the business and you take operating costs out of the business, and you improve satisfaction.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Does it allow you to do marketing things, where you can up -- because a lot of times today, if I want to now upgrade my service, I now have to get a new box. So this will allow you to offer new things and just change the -- what I can get in my home?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, yes. Everything becomes cloud-based and server-based, so there's a lot less physical activity that has to occur in the business.

Alan Schwartz - Guggenheim Partners - Executive Chairman

So, this is all very interesting. Let me go back on some of the regulatory environment. So there's a lot of talk about, as you are an ISP, about net neutrality and where that's going. And are we going to Title II and -- when Julius was here yesterday, I said he had a lot of agreement around net neutrality.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right.

Alan Schwartz - Guggenheim Partners - Executive Chairman

But then couldn't quite pull it together, and now -- so he was a Title I guy, and now you're going to Title II. Do you want to talk about, one, what you think are the principles of net neutrality that make sense? And two, is Title II the right way to get there?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, yes, so we agreed with Julius as an industry and as a company with the Title I net neutrality requirements that he wanted us to embrace. And those are the same ones that Tom Wheeler is trying to get using Title II. Now, Verizon sued and won, based on the authority of the FCC, to do net neutrality under Title I. So we embrace the idea of openness to the Internet and everyone having an opportunity, without throttling, without prioritization, to use of the two-way interactive capability that the Internet provides, broadband provides.

We were not happy with Title II because of the inability to determine exactly how it would all unfold, not with the stated objectives, though, of the FCC. So, Tom Wheeler's objectives of net neutrality are the same as Julius's, as far as I can tell. And he's going to manage the Title II process in a different way because it's complaint-driven, but that complaint-driven process, I think, can be properly managed. But it's an unknown to us.

Alan Schwartz - Guggenheim Partners - Executive Chairman

So let me ask you this. So Julius said that he doesn't see any signs that capital spending -- you look at the auctions or spectrum, and you look at the spending -- that the uncertainty of regulatory is not inhibiting the deployment. And you are talking about deploying capital.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well I had to file an ex parte statement after I saw the FCC. And they asked me that question, so why are you here? Are you not going to invest? I said, no; I'm sort of -- obviously I'm investing.

Alan Schwartz - Guggenheim Partners - Executive Chairman

But long-term, here's what I want to ask you: do you think that will happen through Title II, or will Title II get tied up? And will the industry decide, you know what? We're all investing a lot of capital. Most of the industry agrees on what you just said about some of the key tenets of net neutrality. Do you think you could get a -- go back to what Julius was talking about -- do you think you could get a group of participants to get together and agree to some new set of -- without having to impose Title II? Or which way do you think it happens?

Tom Rutledge - Charter Communications, Inc. - President and CEO

There is an effort to create a legislative solution. And it would have to be bipartisan. Title II took on some partisan attributes to it, but it isn't, really. Net neutrality isn't -- it shouldn't be. And so, if legislation could be passed that would limit net neutrality to a particular set of facts, and the risks of other kinds of regulatory creep through Title II eliminated, I would prefer that.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Odds? Which way do you think it goes?

Tom Rutledge - Charter Communications, Inc. - President and CEO

You know, I hate to ask for any kind of legislation, because you never know what's going to be in it.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Be careful what you ask for, right?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes. Right now I don't know that it's not possible, or possible. It's still being worked on.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Okay. So, there's another area that I think you have a lot to say on, which is advertising. So, advertising -- it's becoming clear to everybody that just having people sit there and think they are going to watch four minutes of ads at a time that are -- everybody getting the same ad in the same program -- is yesterday's news. But nobody has really come up with the real new alternative that's yet taken hold. So as you -- with all of this that you are providing to the customer, and the customer service, and now a cloud-based, and all of the technology that you have in place to know exactly what the customer is doing, when, et cetera -- do you want to just talk about what the opportunities are for advertisers through your networks, and then what that means for the ecosystem a little bit?

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right. Well, there's actually two opportunities. Historically, cable companies in the linear space got a certain amount of minutes per hour to sell locally. You could sell it nationally, too, but it was time to be sold by the cable company. And we all developed advertising businesses around that. Going forward, out of the same affiliation arrangements that we have with other programmers, requirements are being developed for on-demand advertising. And you have people requiring certain content not be able to be fast-forwarded, for instance, to leave the linear ads in the content so it can be viewed.

As you go beyond -- and that's the current state-of-the-art. We can do all sorts of other things with advertising, though. You can do targeted advertising. You can essentially send an ad to an individual now, or any group that you want, and mix and match that through any database you want. And that creates new selling opportunities. It creates essentially additional inventory. And so there's all sorts of opportunities for advertisers to get better in terms of who they're reaching and being more effective with their spend.

There's also opportunities to create new forms of inventory, both for companies that sell content channels and companies that, like us, that have a distribution platform. So both sides of the equation, so to speak, can benefit in terms of the creation of new inventory. There are problems with where we are right now with measurement. There's problems with linear viewing. Linear viewing is declining. So if you are a network and you've got a high usage for a particular piece of content, but the linear viewing goes down -- meaning the stuff you're selling spots on goes down -- and it's being watched on demand, can you put as much inventory into that same on-demand infrastructure as used to exist?

People want the technological advantage of on-demand and being able to move through it, so there's a collapse of inventory on the other hand. So it's an interesting time, and not clear how much value is created and for whom. But we're in the middle of all that and can manage all of that. And I see that fundamentally as an opportunity for us.

Alan Schwartz - Guggenheim Partners - Executive Chairman

So, I'm going to let the audience in, but I want to ask one more. So, Charter has very little FiOS or U-verse or competition in its markets. The business you are taking over in Time --.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, that's not -- we have very little FiOS, but we have a lot of U-verse.

Alan Schwartz - Guggenheim Partners - Executive Chairman

You have a lot of U-verse. And Time Warner Cable has more FiOS competition.

Tom Rutledge - Charter Communications, Inc. - President and CEO

More than us.

Alan Schwartz - Guggenheim Partners - Executive Chairman

You have a background -- you are one of the first in taking on how to deal with FiOS-based competition. So can you just talk about what -- and I think this is part of your saying you're going to spend some and do some things. But what do you bring to the table that you can enhance the business in the FiOS overlap footprints?

Tom Rutledge - Charter Communications, Inc. - President and CEO

I don't look at them as any different than U-verse or anyone else. It's a certain kind of technology platform. You are competing against a company that can do a lot from a network perspective, but so can we. And I think our job is to do it better, and to have better service and better functionality and be more creative with

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

our product development, and to compete on product and on price and on service. It's a very transaction-intensive, street-by-street kind of business competitive situation, and you have to be on top of it. And I'm comfortable with our ability --.

Alan Schwartz - Guggenheim Partners - Executive Chairman

You know how to target and go head to head.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, yes. But it's -- obviously competition is hard, but you have to wake up every day thinking about how to be better.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Questions from the audience? Mike?

QUESTION AND ANSWER

Unidentified Audience Member

Thanks. My question is about vertical integration within the industry, and whether you envision a scenario where Charter would want to own, be it channels or content over time, or whether it doesn't make sense. Thanks.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes, so one of my claims right now is that we're not vertically integrated, and that's a good thing. And I think for this deal, it is a good thing. In the long run, is there an opportunity to be vertical? I don't know. I think that content and distribution together can create things that neither can create alone. So there are circumstances where it might make sense, but I don't have any immediate plans to become vertical.

Unidentified Audience Member

Thank you. Can you talk a little bit about -- with the proliferation of OTT -- what your commitment and what your view is on VOD? And in terms of the investments you are making in that space, do you have any comments on in terms of where the technology is going, your commitment to RDK, and whether you are developing that capability in-house, or using NDS or SeaChange's Adrenalin? How are you developing that capability?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Right. So, there are a couple of aspects to your question. So from over-the-top, meaning Internet-based a la carte programming or Internet programming, we've been a big proponent of making our broadband speeds excellent, so that content companies that want to go direct to our broadband customers and sell product can do so effectively, and look good in the process. We think that that actually makes our broadband business more attractive, and we want to grow our broadband business.

So, what is the one thing that a customer who has our broadband service recognize as a value as a result of that? It's the use of video. It's the one application where good broadband really matters. And so, it's in our interest to have companies that want to use our broadband network be there. And so we promote that and we embrace that. We also think that content companies that sell their content to over-the-top providers change the value relationship of our product that we sell as cable TV. And you can't have this content in both spaces and expect to have no change in the value proposition between the two spaces.

Our biggest challenge with selling the cable TV [fat] basic product over the last few years, as a whole industry, has been that the prices have been going up because of content cost, and not so much because people wanted different content, although there is some utility in the user interface of some of the over-the-top providers

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

that matters. And we're building out a new cloud-based user interface which is the state-of-the-art for both our existing cable television services; and if they want to be part of those user interface services, they can be -- we're interested in business relationships that will develop that as well.

We're also building out our VOD platform and increasing our title capability to 50,000 titles so that everything that we have, theoretically, can be on demand. And in order to have the capability of really using 50,000 titles, you have to have a very good, state-of-the-art user interface which allows search and discovery. And so, our whole strategy ties together from a programming perspective. We want our customers to get what they want, the way they want it. We actually have had a problem with our customers, in that if we give them everything the way we have historically, the prices have gone up dramatically, and it's pricing people out of the market.

On the other hand, if content companies are trying to reach for ancillary revenue and selling their content over the top, it devalues what I pay them. And that takes price pressure off me on my content, which I look at as valuable.

Alan Schwartz - Guggenheim Partners - Executive Chairman

So there was one thing -- yesterday Jim was widely quoted about where he sees -- they have the bundle buster or their -- you know, and cord cutter. And he made a statement that he thought five years out there would be -- the mix would change, and you would have 20%, 25% fewer video customers in the mix. You might want to talk about your perspective on that in your markets, as opposed to his.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Yes. When I look at five years, I think we're going to have more video customers than we have today. But we're a lot lower penetrated than Cablevision is, just -- but I also think we're going to grow. Now, will the mix of the whole industry change like Jim predicted? Maybe. I wouldn't argue that it's not right.

Alan Schwartz - Guggenheim Partners - Executive Chairman

But some of that is it changes because you're getting customers that never would have the best -- not everybody.

Tom Rutledge - Charter Communications, Inc. - President and CEO

That's right.

Alan Schwartz - Guggenheim Partners - Executive Chairman

For those numbers to happen, it doesn't mean everybody drops the bundle; it means some people come in who didn't want the bundle in the first place.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Charter today has 2 million data subs who don't take video from us, and 4 million video subs. And we have 1 million subs who don't take data from us. So, not everybody buys the way it is commonly understand. Who are the million people that don't buy data? We have a very good deal for them with high-speed data, but they don't buy it. And they're buying -- in most cases, they're buying it from someone else. And it's not as good a service, but it costs less, maybe.

So, it's a pretty dynamic marketplace. And the mix is different than most people understand it, particularly on the increment. But that said, we still think that we can stand up better video products that are competitive and properly priced that will continue to drive growth for us.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Unidentified Audience Member

All right, thanks. When you look at the merger, it seems like the big issue might be the reaction of the public interest groups. Can you talk about some of your conversations with those guys? When do we get a sense of where they're going to come out in the deal? Because obviously they were very vocal on the previous Comcast/Time Warner deal. And do you agree with that or do you think there are other things we should be focused on?

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, I think it's a very different transaction than the previous deal. So, we have a different relationship to the whole ecosystem -- all the people who provide programming to the cable industry and to the public at large. So we're confident that we can navigate our way through this. And what the specific opposition to the prior deal was is hard to say, and how to weigh that cumulatively. But so far, we're pleased with the response we've gotten.

Alan Schwartz - Guggenheim Partners - Executive Chairman

Mike?

Unidentified Audience Member

Thanks. A question about programming costs: I would imagine that it's a focus to try to manage your programming cost growth. Do you think that during the review process you lose any leverage, with respect to trying to fight for fair value on programming costs?

Tom Rutledge - Charter Communications, Inc. - President and CEO

No. I think we will continue to pursue Charter's interest. But obviously we're stepping into a very different company and we want to cooperate with our programming vendors for the future, not for what is today. And everybody I've talked to so far has been reasonable and responsible. And nobody has asked us to do anything that I thought was out-of-market just because of the regulatory environment. Doesn't mean it won't happen, but it hasn't happened yet.

Alan Schwartz - Guggenheim Partners - Executive Chairman

When you talked about synergies of the deal, investments and then there's a revenue synergies and there's cost synergies, could you just talk about programming costs and how you step into their shoes? So it's not just the future, but the current.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Well, we think we can step into the Time Warner shell from a programming perspective. Again, we'll be the third-largest MVPD, after AT&T-DIRECT and Comcast. And so, it will give us a little bit of leverage, but it isn't really going to change fundamentally the whole ecosystem by the fact that we're doing this deal. So, yes, we'll have a little bit of synergy up front; not that much, really. And in terms of the grand situation, I think the bigger forces are consumers themselves, and the fact that it's a fully distributed -- I mean, there's 100 million homes distributed from a programming perspective, and it's shrinking slightly.

The biggest force in that is lack of household formation and lack of money. There is some utility to other platforms. And I think we're going to compete in that utility perspective, meaning the ability to put great user interfaces in front of customers and find content that's on demand. But in terms of changing the ecosystem of how people price, I think our deal is smaller than the fact that that 100 million homes is priced out and people can't really afford it. And if you try to grow it from an ancillary revenue perspective by selling to other companies, and you devalue what that 100 million homes is getting, then you lose your value somewhere else.

And so I think that's the dilemma of the programming industry. I don't have a solution for it, but I think we can -- from our perspective as a distributor, we can work our way through it.

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

Alan Schwartz - Guggenheim Partners - Executive Chairman

Okay. So, we're running out of time, so I will just say I think it's great to have you because there's so many of the issues that are so important to the industry that you are focused on. The one thing I will say: investors will see a great ride ahead. But I also do believe one thing you started with that I know from having dealt with you all the years -- when you have this kind of footprint to deal with, the innovation that goes on in the industry and the benefits that come out of that are going to be significant. And it's great to see somebody like you moving into that seat, because I think it's going to be great for the whole ecosystem.

Tom Rutledge - Charter Communications, Inc. - President and CEO

Thanks. And that actually, from my perspective, is the most exciting part of it -- to actually have a platform where you can be innovative, and have a meaningful impact on where things go, and realize the value of all of that for our shareholders and for our customers.

Alan Schwartz - Guggenheim Partners - Executive Chairman

So, thanks a lot. (Conference Instructions). Thanks.

Tom Rutledge - Charter Communications, Inc. - President and CEO

All right, thanks.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter Communications, Inc. (“Charter”), expects to file a registration statement on Form S- 4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable, Inc. (“Time Warner Cable”) that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015

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JUNE 17, 2015 / 05:00PM GMT, CHTR - Charter Communications Inc at Guggenheim TMT Conference

annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

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